QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No.)

ISTA PHARMACEUTICALS, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
45031X 10 5 (CUSIP Number)
Paulette Taylor Sanderling Venture Partners 400 S. El Camino Real, Suite 1200 San Mateo, CA 94402

with a copy to:
Warren T. Lazarow
Brobeck, Phleger & Harrison LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 331-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING VENTURE PARTNERS V CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 2,931,054
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 2,931,054
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,931,054

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.79%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING V BIOMEDICAL CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 1,776,995
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,776,995
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING V LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 479,295
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 479,295
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,295

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.76%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING V BETEILIGUNGS GmbH & CO. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: Germany

NUMBER OF	7	SOLE VOTING POWER 404,760
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 404,760
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,760

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.34%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING VENTURE PARTNERS IV CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 41,278
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 41,278
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,278

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING IV BIOMEDICAL, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 29,491
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 29,491
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,491

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING IV BIOMEDICAL CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 52,222
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 52,222
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,222

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANDERLING VENTURE PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 75,755
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 75,755
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%

14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ROBERT G. MCNEIL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 428,317
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 627,063
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 428,317
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 627,063

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,063

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.70%

14	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FRED A. MIDDLETON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	PLACE OF ORGANIZATION: California

NUMBER OF	7	SOLE VOTING POWER 219,506
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 418,252
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 219,506
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 418,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.48%

14	TYPE OF REPORTING PERSON
IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1. Security and Issuer.

        (a)  The class of equity securities to which this statement relates is common stock, par value $0.001 per share ("Common Stock"), issuable by ISTA Pharmaceuticals, Inc. (the "Issuer" or "ISTA") upon the conversion of senior secured convertible promissory notes and upon the exercise of warrants.

        (b)  The principal executive offices of the Issuer are located at 15279 Alton Parkway 100, Irvine, California 92618.

Item 2. Identity and Background.

        (a) - (c)    This statement is filed by: (i) Sanderling Venture Partners V Co-Investment Fund, L.P. ("SVPV"); (ii) Sanderling V Biomedical Co-Investment Fund, L.P. ("SVBC"); (iii) Sanderling V Limited Partnership ("SVLP"); (iv) Sanderling V Beteiligungs GmbH & Co. KG ("SVBG" and together with SVPV, SVBC, and SVLP the "Sanderling V Funds"); (v) Sanderling IV Biomedical, L.P. ("SIVB"); (vi) Sanderling Venture Partners IV, L.P. ("SVPIV"); (vii) Sanderling IV Biomedical Co-Investment Fund, L.P. ("SIVBC"); (viii) Sanderling Venture Partners IV Co-Investment Fund, L.P ("SVPIVC" and together with SIVB, SVPIV, SIVBC, the "Sanderling IV Funds") (ix) Robert G. McNeil ("McNeil"); and (x) Fred A. Middleton ("Middleton"). ("Middleton" and together with the Sanderling V Funds, the Sanderling IV Funds and McNeil, the "Reporting Persons").

        The principal business address of the Reporting Persons is c/o Sanderling Venture Partners, 400 S. El Camino Real, Suite 1200, San Mateo, CA 94402

        The principal occupation/principal business of the Reporting Persons is as follows:

        Sanderling V Funds: Venture capital investment funds

        Sanderling IV Funds: Venture capital investment funds

        McNeil: General Partner of the Sanderling V Funds and the Sanderling IV Funds

        Middleton: General Partner of the Sanderling V Funds and the Sanderling IV Funds

        (d) - (e)    During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f)    The Reporting Persons are comprised of individuals and entities which are all citizens of the United States with the following exception:

        Sanderling V Beteiligungs GmbH & Co. KG, a German Limited Partnership

        Sanderling V Limited Partnership, a Cayman Island Limited Partnership

Item 3. Source and Amount of Funds or Other Consideration.

        Pursuant to the Note and Warrant Purchase Agreement ("Note and Warrant Agreement") among ISTA, the Sanderling V Funds and various other investors dated as of September 19, 2002, the Sanderling V Funds purchased an aggregate amount of $1,700,000 of ISTA Senior Secured Convertible Promissory Notes (the "Notes") and received warrants to purchase 1,118,421 shares of Common Stock at an exercise price of $0.38 (the "Bridge Warrants") for a total consideration of $1,700,000. The funds used to acquire the Notes and Bridge Warrants were provided by each entity's capital available for investment.

        References to and descriptions of the Note and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Agreement and the Form of

Warrant issued under the Note and Warrant Purchase Agreement included as Exhibits A, B and C, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.

Item 4. Purpose of Transaction.

        The Sanderling V Funds purchased the Notes and Bridge Warrants for investment purposes and, through representation on the Issuer's board of directors at the closing of the PIPES Agreement (as defined below), to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Sanderling V Funds' investments and either ensuring the repayment of the Notes or making it attractive to convert the Notes into Common Stock. The Sanderling V Funds retain the right to change their investment intent.

        The Notes yield 8% interest, mature on December 31, 2002 and are convertible into common stock at an initial conversion price of $0.38 per share. If the Notes remain outstanding until the maturity date and ISTA stockholder approval for the conversion of the Notes is obtained by the maturity date, the Notes will be convertible into 4,473,683 shares of Common Stock.

        Under certain circumstances the Notes and Bridge Warrants will be convertible into fewer shares of Common Stock. Prior to the earlier of November 18, 2002 and ISTA shareholder approval for the issuance of the Notes and Bridge Warrants, the Notes and Bridge Warrants, together with the other senior secured convertible promissory notes and warrants issued under the Note Purchase Agreement, will not be convertible into more than 19.9% of the Common Stock outstanding. If ISTA does not obtain stockholder approval for the issuance of the Notes and Bridge Warrants by November 18, 2002, the Notes and Bridge Warrants, together with the other senior secured convertible promissory notes and warrants issued under the Note Purchase Agreement, will be convertible into the maximum number of shares of Common Stock obtained or obtainable without violating the rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies.

        Pursuant to the PIPES Agreement (defined below), ISTA has agreed to cause a registration statement covering the shares issuable upon conversion of the Notes and upon the exercise of the Bridge Warrants to be filed with the SEC no later than the earlier of 15 days after the termination of the PIPES Agreement according to its terms and 120 days following the closing of the PIPES Agreement.

        The Sanderling V Funds' plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D are described below.

        In connection with the Note and Warrant Agreement, ISTA, the Sanderling V Funds and Sanderling V Ventures Management (the "Sanderling Investors") and various other investors entered into the Common Stock Purchase Agreement dated as of September 19, 2002 ("PIPES Agreement"). Pursuant to the PIPES Agreement, the Sanderling Investors agreed to purchase 21,842,104* shares of Common Stock at a price of $0.38 per share for a total consideration of $8,300,000. Under the terms of the PIPES Agreement, the Sanderling Investors will also receive warrants to purchase 3,276,316* shares of Common Stock at an exercise price of $0.38 per share (the "PIPES Warrants"). The closing of the PIPES Agreement is conditioned upon, among other things, ISTA stockholder approval.

*
Certain limited partners of the Sanderling Investors may have the right to purchase a portion of these shares.

        ISTA has agreed to cause a registration statement covering the shares issued pursuant to the PIPES Agreement and issuable upon the exercise of the PIPES Warrants to be filed no later than 120 days following the closing of the PIPES Agreement.

        Pursuant to the PIPES Agreement, ISTA has agreed to use its best efforts, at the closing of the PIPES Agreement, to cause one (1) person (the "Sanderling Designee") designated by Sanderling Venture Partners, to be appointed a member of the board of directors of ISTA, to serve as a Class III director, and to cause the Sanderling Designee to be appointed to the nominating committee of the board of directors. The term in office of Class III directors runs through 2003. For so long as the funds managed or advised by Sanderling Venture Partners hold at least 5,500,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the PIPES Agreement, (i) ISTA has agreed to use its best efforts to cause the Sanderling Designee to be nominated and elected to the board of directors of ISTA in any election of directors, and (ii) if a Sanderling Designee who has been so elected to the board of directors of ISTA shall cease for any reason to be a member of the board of directors of ISTA, then ISTA has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by Sanderling Venture Partners. For so long as a Sanderling Designee remains on the board of directors of ISTA, ISTA has agreed that the nominating committee and any committee exercising substantial control over ISTA or its operations shall include a Sanderling Designee.

        In anticipation of the closing of the PIPES Agreement, four ISTA board members, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish, have tendered resignations to ISTA's board of directors, effective as of the closing of the PIPES agreement.

        Pursuant to the PIPES Agreement, ISTA has agreed to seek stockholder approval to amend its charter, on or before the closing of the PIPES Agreement, to:

        (1)  effect a reverse stock split of ISTA common stock whereby ISTA shall issue one new share of common stock in exchange for not less than 7 shares nor more than 10 shares of its outstanding common stock, or such other number of shares of its outstanding common stock as is mutually agreed upon by ISTA and certain investors under the PIPES Agreement; and

        (2)  allow any action required or allowed to be taken by the stockholders of ISTA at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding ISTA stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

        Pursuant to the PIPES Agreement, ISTA has agreed to amend its bylaws on or before the closing of the PIPES Agreement to provide the following:

        (1)  The board of directors will have nine (9) members.

        (2)  The board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors.

        (3)  The board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors. The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

        (4)  The board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors. The duties of the compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved under ISTA's option pool, and setting employee compensation guidelines.

        (5)  After the closing of the PIPES Agreement, ISTA will not, without the approval of a majority of the total number of directors then in office:

          (a)  authorize, offer, sell, or issue any equity or debt securities of ISTA or any Subsidiary of ISTA.

          (b)  incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of one million dollars ($1,000,000).

          (c)  grant a security interest in assets of ISTA or any Subsidiary of ISTA which individually or in the aggregate have a value in excess of five hundred thousand dollars ($500,000).

          (d)  sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material Company Intellectual Property or any Company Intellectual Property, whether or not material, relating to pharmaceuticals or biologics.

          (e)  purchase, license or otherwise acquire any of the rights, title or interest in any material Intellectual Property of any third party relating to pharmaceuticals or biologics.

          (vi)  approve any annual business plan or budget or any material revisions thereto.

        (vii)  hire or terminate any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer.

        References to and descriptions of the Note and Warrant Agreement and the PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Agreement, the Form of Warrant issued under the Note and Warrant Purchase Agreement, the PIPES Agreement and the Form of Warrant to be issued under the PIPES Agreement included as Exhibits A, B, C, D and E, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

        (a) - (b)    On September 13, 2002, there were 16,892,636 shares of Common Stock outstanding.

        As of September 30, 2002, Sanderling Venture Partners V Co-Investment Fund, L.P. beneficially owned 2,931,054 shares of Common Stock, which represents approximately 14.79% of the outstanding Common Stock. Such shares include 2,344,843 shares of Common Stock issuable upon the conversion of the Notes and 586,211 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

        As of September 30, 2002, Sanderling V Biomedical Co-Investment Fund, L.P beneficially owned 1,776,995 shares of Common Stock, which represents approximately 9.52% of the outstanding Common Stock. Such shares include 1,421,596 shares of Common Stock issuable upon the conversion of the Notes and 355,399 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

        As of September 30, 2002, Sanderling V Limited Partnership beneficially owned 479,295 shares of Common Stock, which represents approximately 2.76% of the outstanding Common Stock. Such shares include 383,436 shares of Common Stock issuable upon the conversion of the Notes and 95,859 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

        As of September 30, 2002, Sanderling V Beteiligungs GmbH & Co. KG beneficially owned 404,760 shares of Common Stock, which represents approximately 2.34% of the outstanding Common Stock. Such shares include 323,808 shares of Common Stock issuable upon the conversion of the Notes and 80,952 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

        As of September 30, 2002, Sanderling IV Biomedical, L.P beneficially owned 29,491 shares of Common Stock, which represents approximately 0.17% of the outstanding Common Stock.

        As of September 30, 2002, Sanderling Venture Partners IV, L.P. beneficially owned 75,755 shares of Common Stock, which represents approximately 0.45% of the outstanding Common Stock.

        As of September 30, 2002, Sanderling IV Biomedical Co-Investment Fund, L.P. beneficially owned 52,222 shares of Common Stock, which represents approximately 0.31% of the outstanding Common Stock.

        As of September 30, 2002, Sanderling Venture Partners IV Co-Investment Fund, L.P. beneficially owned 41,278 shares of Common Stock, which represents approximately 0.24% of the outstanding Common Stock.

        As of September 30, 2002, Robert G. McNeil beneficially owned 428,317 shares of Common Stock, and as a general partner of Sanderling IV Funds may be deemed to beneficially own 198,746 shares of Common Stock, which represents approximately 3.70% of the outstanding Common Stock. Such shares include 37,580 shares of Common Stock issuable upon the exercise of options.

        As of September 30, 2002, Fred Middleton beneficially owned 219,506 shares of Common Stock, and as a general partner of Sanderling IV Funds may be deemed to beneficially own 198,746 shares of Common Stock, which represents approximately 2.48% of the outstanding Common Stock.

        (c)    To the best of the Reporting Persons' knowledge, there have not been any transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a).

        (d) - (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

        The Sanderling IV Funds and certain of the investors have entered into voting agreements agreeing to vote their shares in favor of the Note and Warrant Agreement and the PIPES Agreement, among other things. The voting agreement terminates upon the earlier of the termination and closing of the PIPES Agreement. These agreements may be deemed to result in the formation of a "group" within the SEC Rule 13d-5(b)(1). Notwithstanding the voting agreement, the Reporting Persons expressly disclaim any beneficial ownership of any securities of any party not named as a reporting person in this Schedule 13D.

        To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

        A.    Joint Filing Statement.

        B.    Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        C.    Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        D.    Form of Warrant issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        E.    Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        F.    Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement. (Incorporated by reference to Exhibit 99.5 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2002

/s/ ROBERT G. MCNEIL Robert G. McNeil
/s/ FRED A. MIDDLETON Fred A. Middleton

Sanderling Venture Partners V Co-Investment Fund, L.P.
Sanderling V Biomedical Co-Investment Fund, L.P
Sanderling V Limited Partnership
Sanderling V Beteiligungs GmbH & Co. KG
Sanderling IV Biomedical, L.P.
Sanderling Venture Partners IV, L.P.
Sanderling IV Biomedical Co-Investment Fund, L.P.
Sanderling Venture Partners IV Co-Investment Fund, L.P.

/s/ FRED A. MIDDLETON Fred A. Middleton General Partner

EXHIBIT INDEX

        A.    Joint Filing Statement.

        B.    Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        C.    Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        D.    Form of Warrant issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        E.    Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        F.    Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement. (Incorporated by reference to Exhibit 99.5 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES
EXHIBIT INDEX